SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

IRIDIUM COMMUNICATIONS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per share

(Title of Class of Securities)

46269C102

(CUSIP Number of Common Stock Underlying Warrants)

Matthew J. Desch

Director and Chief Executive Officer

Iridium Communications Inc.

1750 Tysons Boulevard, Suite 1400

McLean, Virginia 22102

(703) 287-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Brent B. Siler

Christina L. Novak

Cooley LLP

11951 Freedom Drive

Suite 1500

Reston, Virginia 20190

(703) 456-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$11,223,781	$1,303.08

*	Estimated for purposes of calculating the amount of the filing fee only. Iridium Communications Inc. (the “Company”) is offering holders of 6,200,984 of the Company’s $11.50 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.001 per share (the “Shares”) by tendering one Warrant in exchange for 0.22 Shares. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $116.10 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the NASDAQ Global Select Market on May 11, 2011, which was $1.81.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,303.08	Filing Party: Iridium Communications Inc.
Form or Registration No.: Schedule TO	Date Filed: May 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2011 (the “Schedule TO”) by Iridium Communications Inc., a Delaware corporation (“Iridium” or the “Company”) in connection with the Company’s offer to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $11.50 per share (the “Warrants”), to receive 0.22 Shares in exchange for every Warrant tendered by the holders thereof (approximately one Share for every 4.55 Warrants tendered). The offer is subject to the terms and conditions set forth in the Offer Letter dated May 17, 2011, as amended on June 1, 2011 (the “Offer Letter”), and in the related Letter of Transmittal, (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. All information in the Offer Letter and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended to the extent provided herein.

ITEMS 1, 4, 11 AND 12.

Items 1, 4, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer Letter, are hereby amended as follows:

The third condition of the Offer (Condition C), described on pages 2, 7, 13 and 14 of the Offer Letter, which provides as a condition that “(C) there shall not have been any commission or other remuneration paid by us with respect to the solicitation of Warrant holders in connection with the Offer,” is deleted in its entirety.

As so amended, the conditions of the Offer are:

A.	no action or event shall have occurred, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered or enforced applicable to the Offer or the exchange of Warrants for Shares under the Offer by or before any court or governmental regulatory or administrative agency, authority or tribunal of competent jurisdiction, including, without limitation, taxing authorities, that challenges the making of the Offer or the exchange of Warrants for Shares under the Offer or would reasonably be expected to, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or would reasonably be expected to otherwise adversely affect in any material manner, the Offer or the exchange of Warrants for Shares under the Offer; and

B.	there shall not have occurred:

•	any general suspension of or limitation on trading in securities on the NASDAQ Stock Market, whether or not mandatory,

•	a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, whether or not mandatory,

•	a commencement of a war, armed hostilities, a terrorist act or other national or international calamity directly or indirectly relating to the United States, or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer Letter dated May 17, 2011, as amended on June 1, 2011 as reflected in Amendment No. 1 filed with the SEC on June 1, 2011.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2011, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $11.50 Warrants, incorporated herein by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Warrant Agreement for $11.50 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRIDIUM COMMUNICATIONS INC.

By:	/s/ THOMAS J. FITZPATRICK
Name:	Thomas J. Fitzpatrick
Title:	Chief Financial Officer

Date: June 1, 2011

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer Letter dated May 17, 2011, as amended on June 1, 2011 as reflected in Amendment No. 1 filed with the SEC on June 1, 2011.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2011, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $11.50 Warrants, incorporated herein by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Warrant Agreement for $11.50 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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